

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2021

Jason Wood
Chief Executive Officer
Specificity, Inc.
801 West Bay Drive, Suite 206
Largo, Florida 33770

> **Re: Specificity, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 2, 2021**
> **File No. 333-257323**

Dear Mr. Wood:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed August 2, 2021

Cover Page

1. We note your revised disclosure in response to comment 3, and reissue the comment in part. Please disclose in your prospectus summary the percent of the voting power of your company controlled by your chief executive officer, as you have on your prospectus cover page. Please also add disclosure on your prospectus cover page discussing the disparate voting rights of your Series B Preferred Stock.

Prospectus Summary
Summary, page 6

2. We note your response to comment 4, which states that you revised your disclosure,

Jason Wood
Specificity, Inc.
August 13, 2021
Page 2

however, we were unable to locate any revised disclosure in your registration statement that is responsive to this comment. As such, we reissue the comment. Please revise your disclosure accordingly, or advise otherwise.

Dilution, page 18

3.   We reviewed your revisions related to comment 1. Please provide us with your calculations of net value disclosed in the table on page 18. Also, please disclose net tangible book value or deficit per share before and after the offering. Refer to Item 506(a) of Regulation S-K.

Plan of Distribution, page 19

4.   We reissue comment 6 in part. In this regard, we note your disclosure on page 21 continues to state that the "[s]elling shareholders may sell shares in the amount . . . determined solely by the selling stockholder" and the "selling stockholder will offer its shares at prevailing market prices or privately negotiated prices." As currently written, this language suggests that the selling stockholders have the ability to sell their shares at market prices. Please revise to delete these statements, and clarify that the common stock to be sold by the selling stockholders will be sold at a fixed price of $1.50 for the duration of the offering, or until your stock is listed on an established trading market.

You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Robinson Eilers